

13000075



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

Scott A. Scherff
The Timken Company
scott.scherff@timken.com

Re: The Timken Company

Dear Mr. Scherff:

This is in regard to your letter dated January 15, 2013 concerning the shareholder proposal submitted by John Chevedden for inclusion in Timken's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Timken therefore withdraws its December 31, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Raymond A. Be
Special Counsel

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

TIMKEN
Where You Turn

Scott A. Scherff
Corporate Secretary and
Vice President - Ethics and
Compliance

January 15, 2013

VIA E-MAIL

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal Submitted by John Chevedden*

Ladies and Gentlemen:

On December 31, 2012, The Timken Company (the "Company") submitted a letter requesting that the Staff of the Division of Corporation Finance (the "Staff") confirm that it would not recommend to the Securities and Exchange Commission that enforcement action be taken if the Company excluded from its proxy statement and form of proxy (the "Proxy Materials") for its 2013 annual meeting of shareholders the proposal and supporting statements (the "2013 Proposal") submitted to the Company by John Chevedden (the "Proponent") dated October 26, 2012.

On January 15, 2013, the Company received a letter, dated January 14, 2013 (the "Withdrawal Letter"), from the Proponent voluntarily withdrawing the 2013 Proposal. A copy of the Withdrawal Letter is attached hereto as Exhibit A. In reliance on the Withdrawal Letter, the Company hereby withdraws its request for a no-action letter from the Staff relating to the Company's ability to exclude the 2013 Proposal from the Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

A copy of this letter is being provided to the Proponent. If you have any questions or require additional information concerning this matter, please contact the undersigned at scott.scherff@timken.com or (330) 471-4226.

Sincerely,



Scott A. Scherff

Attachment

cc: Via E-mail
John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

The Timken Company
Mail Code: GNE-01
Timken Company
1835 Dueber Ave S.W.
P.O. Box 6928
Canton, OH 44706-0928
United States

Telephone: 330-471-4226
Facsimile: 330-471-3541

scott.scherff@timken.com

JOHN CHEVEDDEN

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Timken Company (TKR)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 31, 2012 company request concerning this rule 14a-8 proposal.

This proposal is now withdrawn in part due to the attached January 14, 2013 8-K.

Sincerely,



John Chevedden

cc: Scott A. Scherff <scott.scherff@timken.com>

Item 8.01 Other Events.

At the 2013 annual meeting of shareholders of The Timken Company (the "Company"), the Company intends to submit to its shareholders binding proposals to amend the Amended Articles of Incorporation (the "Articles") and the Amended Regulations (the "Regulations") of the Company with respect to the supermajority voting requirements contained therein. The Company's proposal to amend the Regulations (the "Regulations Proposal"), if approved, would amend the voting requirements with respect to: (i) substituting for unavailable director nominees; (ii) changing the number of directors; and (iii) removing directors. Pursuant to the Regulations Proposal, the approval of a majority of votes cast would be required to substitute a director nominee or change the number of directors, and removing a director by shareholder vote would require the approval of a majority of the shares entitled to vote thereon. Additionally, pursuant to the Regulations Proposal and the proposal to amend the Articles (the "Articles Amendment"), if approved, both the Regulations and Articles would be amended with respect to the voting requirements for any amendment thereto such that any amendment to the Regulations or Articles would require the affirmative vote of the holders of record entitled to exercise a majority of the voting power on such amendment along with the recommendation of the directors of the Company then in office. As a result, the Articles and Regulations will contain no shareholder voting threshold other than a majority of votes cast or a majority of the shares entitled to vote, subject to the default voting standards under the Ohio Revised Code as described below.

If the Articles Proposal and the Regulations Proposal are approved, a number of actions subject to the approval of the shareholders of the Company would require greater than a majority of votes cast or the majority of the shares entitled to vote thereon under the default voting standards contained in the Ohio Revised Code. For example, under the Ohio Revised Code, the default voting standard for the approval of a merger or consolidation of the Company or a sale of all or substantially all of the assets of the Company would require the approval of two-thirds of the shares entitled to vote thereon.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Timken Company (TKR)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 31, 2012 company request concerning this rule 14a-8 proposal.

This proposal is now withdrawn in part due to the attached January 14, 2013 8-K.

Sincerely,



John Chevedden

cc: Scott A. Scherff <scott.scherff@timken.com>

Item 8.01 Other Events.

At the 2013 annual meeting of shareholders of The Timken Company (the "Company"), the Company intends to submit to its shareholders binding proposals to amend the Amended Articles of Incorporation (the "Articles") and the Amended Regulations (the "Regulations") of the Company with respect to the supermajority voting requirements contained therein. The Company's proposal to amend the Regulations (the "Regulations Proposal"), if approved, would amend the voting requirements with respect to: (i) substituting for unavailable director nominees; (ii) changing the number of directors; and (iii) removing directors. Pursuant to the Regulations Proposal, the approval of a majority of votes cast would be required to substitute a director nominee or change the number of directors, and removing a director by shareholder vote would require the approval of a majority of the shares entitled to vote thereon. Additionally, pursuant to the Regulations Proposal and the proposal to amend the Articles (the "Articles Amendment"), if approved, both the Regulations and Articles would be amended with respect to the voting requirements for any amendment thereto such that any amendment to the Regulations or Articles would require the affirmative vote of the holders of record entitled to exercise a majority of the voting power on such amendment along with the recommendation of the directors of the Company then in office. As a result, the Articles and Regulations will contain no shareholder voting threshold other than a majority of votes cast or a majority of the shares entitled to vote, subject to the default voting standards under the Ohio Revised Code as described below.

If the Articles Proposal and the Regulations Proposal are approved, a number of actions subject to the approval of the shareholders of the Company would require greater than a majority of votes cast or the majority of the shares entitled to vote thereon under the default voting standards contained in the Ohio Revised Code. For example, under the Ohio Revised Code, the default voting standard for the approval of a merger or consolidation of the Company or a sale of all or substantially all of the assets of the Company would require the approval of two-thirds of the shares entitled to vote thereon.



Scott A. Scherff
Corporate Secretary and
Vice President - Ethics and
Compliance

December 31, 2012

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal Submitted by John Chevedden; Securities Exchange Act of 1934 – Rule 14a-8*

Ladies and Gentlemen:

The Timken Company (the "Company") intends to omit from its proxy statement and form of proxy (the "Proxy Materials") for its 2013 annual meeting of shareholders (the "2013 Annual Meeting"), the proposal and supporting statements (the "2013 Proposal") submitted to the Company by John Chevedden (the "Proponent"), dated October 26, 2012.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company has filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before it intends to file its Proxy Materials with the Commission. Also, in accordance with Rule 14a-8(j), the Company has concurrently sent copies of this letter (including all attachments thereto) to the Proponent. In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008), the Company has submitted this letter together with the 2013 Proposal to the Staff of the Commission's Division of Corporation Finance (the "Staff") via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Pursuant to Rule 14a-8(k) under the Exchange Act, a shareholder proponent is required to send copies of any correspondence that he or she elects to submit to the Commission to the company to which the proponent submitted the proposal. As such, this letter serves to inform the Proponent that if he elects to submit any correspondence relating to the 2013 Proposal to the Commission, a copy of such correspondence should be concurrently furnished to the undersigned.

The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company omits the 2013 Proposal from its Proxy Materials. The basis for this request is set forth below.

I. Summary of the 2013 Proposal

The 2013 Proposal requests that the Company take the steps necessary so that each requirement in the Amended Articles of Incorporation (the "Articles") and Amended Regulations (the "Regulations") of the Company that calls for a greater than simple majority vote by the shareholders be eliminated and replaced by a requirement for a majority of votes cast for or against such proposals, or a simple majority in compliance with applicable laws. A copy of the 2013 Proposal, together with the supporting statement, is attached hereto as Exhibit A.

II. Basis for Exclusion of the 2013 Proposal

The Company respectfully requests that the Staff concur in its view that the 2013 Proposal is excludable from the Proxy Materials pursuant to Rule 14a-8(i)(9) because the 2013 Proposal conflicts with the Company Proposal (as defined below).

III. Analysis

The 2013 Proposal may be excluded under Rule 14a-8(i)(9) because it conflicts with a proposal of the Company to be submitted to shareholders of the Company at the 2013 Annual Meeting (the "Company Proposal").

Rule 14a-8(i)(9) permits the exclusion of a shareholder proposal that "directly conflicts with one of the company's proposals to be submitted to shareholders at the same meeting."

A. Precedent Regarding Exclusion under Rule 14a-8(i)(9).

The Staff will grant no-action relief under Rule 14a-8(i)(9) where the inclusion of a shareholder proposal and a company proposal in the company's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. *See, e.g., SUPERVALU INC.* (avail. April 20, 2012); *Duke Energy Corporation* (avail. March 2, 2012); *Piedmont Natural Gas Company, Inc.* (avail. November 17, 2011); *Cognizant Technology Solutions Corporation* (avail. March 25, 2011); *Fluor Corporation* (avail. Jan 25, 2011); *Dominion Resources, Inc.* (avail. Jan. 19, 2010, recon. denied Mar. 29, 2010); *The Walt Disney Company* (avail. Nov. 16, 2009, recon. denied Dec. 17, 2009); *Best Buy Co., Inc.* (avail. Apr. 17, 2009).

B. The 2013 Proposal conflicts with the Company's proposal

As discussed above, a company may exclude a shareholder proposal from its proxy materials pursuant to Rule 14a-8(i)(9) where the inclusion of a shareholder proposal and a company proposal in the company's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. If the shareholders were to approve the 2013 Proposal, the Regulations would be amended with respect to the vote requirements for: (i) substituting for unavailable director nominees; (ii) changing the number of directors; and (iii) removing directors, and both the Regulations and Articles would be amended with respect to the vote requirements for amendments thereof. Pursuant to the Company Proposal, the Company would also amend the Regulations as to director nominees, the number of directors, the removal of directors and the amendment thereof and the Articles as to the amendment thereof, as indicated by the blacklined language to certain provisions of the Articles and Regulations set forth on Exhibit B and Exhibit C attached hereto, respectively. However, approval of both the Company Proposal and the 2013 Proposal would result in a direct conflict regarding the vote requirements for amendments to the Articles and Regulations. The fact that approval of the Company Proposal and the 2013 Proposal could yield consistent results in certain instances does not preclude the exclusion of the 2013 Proposal since, as the Staff has noted, a shareholder proposal and a company proposal need not be "identical in scope or focus" for the exclusion to be available. Exchange Act Release No. 40018, at n. 27 (May 21, 1998). Therefore, inclusion of both the 2013 Proposal and the Company Proposal in the Proxy Materials would present alternative and conflicting decisions for shareholders and would lead to inconsistent results if both proposals were approved.

IV. Conclusion

Based on the foregoing, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the 2013 Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(9). We would appreciate a response from the Staff with respect to this request as soon as practicable, but in all events before January 14, 2013, so that the Company can meet its printing and mailing schedule for its 2013 Annual Meeting. In addition, the Company agrees to promptly forward to the Proponent a copy of any response from the Staff to this no-action request that the Staff transmits by facsimile or e-mail to the Company only.

If you have any questions or require additional information concerning this matter, please contact the undersigned at scott.scherff@timken.com or 330-471-4226.

Very truly yours,



Attachments

cc: Via E-mail
John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Ward Jackson Timken
Chairman of the Board
Timken Company (TKR)
1835 Dueber Ave SW
Canton OH 44706
Phone: 330 438-3000
Fax: 330 458-6006

Dear Mr. Timken,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — *October 26, 2012*

John Chevedden — Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Scott A. Scherff <scott.scherff@timken.com>
Corporate Secretary
Steve D. Tschiegg <steve.tschiegg@timken.com>
Director – Capital Markets and Investor Relations

[TKR: Rule 14a-8 Proposal, October 26, 2012]

Proposal 4*-Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed concern regarding our executive pay and the long-tenure of our directors. Six directors had 10 to 41 years long-tenure. Director independence can erode after 10-years. Seven directors received from 11% to 39% in negative votes. And these directors controlled eight of the 13 seats on our board committees.

John Luke was a CEO at another company who chaired our executive pay committee and received 39% in negative votes. Our CEO James Griffith was paid $12 million. Diane Creel was our newest director and brought experience from three boards rated "D" by GMI.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Simple Majority Vote Right-Proposal 4*

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(1)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-B for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Proposed Amendments to the Articles

AMENDED ARTICLES OF INCORPORATION OF THE TIMKEN COMPANY

* * *

DIVISION C

EXPRESS TERMS OF THE COMMON STOCK

* * *

SEVENTH: Unless otherwise expressly required by these Amended Articles of Incorporation, or by statute, these Amended Articles of Incorporation may be amended by the affirmative vote of the holders of record entitled to exercise a majority of the voting power on such proposal~~,~~ if such proposal has been recommended by a ~~two-thirds~~ vote of the Directors then in office as being in the best interests of the Corporation and its shareholders~~,~~. ~~or by the affirmative vote, at a meeting, of the shareholders of record entitled to exercise two-thirds of the voting power on such proposal, or by the affirmative vote or approval of, and in a writing or writings signed by, all the shareholders who would be entitled to notice of a meeting of the shareholders held for such purpose, which writing or writings shall be filed with or entered upon the records of the Corporation.~~

Exhibit C

Proposed Amendments to the Regulations

AMENDED REGULATIONS OF THE TIMKEN COMPANY

* * *

ARTICLE II

BOARD OF DIRECTORS

SECTION 1. *Election, Number and Term of Office*

Directors shall be elected at the annual meeting of shareholders, or if not so elected, at a special meeting of shareholders called for that purpose. Except as otherwise provided in these Regulations, a Director shall hold office until the next succeeding annual meeting and until his successor shall be elected and qualified, or until his earlier resignation, death or removal from office.

At any meeting of shareholders at which Directors are to be elected, only persons may be nominated as candidates with respect to whom proxies have been solicited from the holders of shares entitled to be voted at the meeting; provided that if any such candidate is unable, for any reason, to accept such nomination or to serve as a Director, **another person may be substituted as a nominee, or the number of nominees may be reduced to such extent as deemed advisable by** the Directors then in office or the ~~holders of two-thirds of the shares entitled to be voted at the meeting may substitute another person as a nominee, or reduce the number of nominees to such extent as they shall deem advisable~~**approval of a majority of votes cast**.

Until changed in accordance with the provisions of statute, the Articles or the Regulations, the number of Directors of the Corporation shall be eleven. Without amendment of these Regulations, the number of Directors may be changed to not less than nine nor more than eighteen by the ~~vote of the holders of two-thirds of the shares entitled to be voted~~**approval of a majority of votes cast** at a meeting called to elect Directors. No reduction in the number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

* * *

SECTION 3. *Removal*

A Director may be removed from office, as permitted by statute, by the Directors then in office or~~, upon the recommendation of two-thirds of the Directors then in office,~~ by the vote of the holders of ~~two-thirds~~a majority of the shares entitled to be voted to elect Directors in place of those to be removed~~, except as otherwise provided by statute~~. For the purpose of determining "the Directors then in office", the Director whose removal is proposed will not be deemed to be a Director, nor will such Director be entitled to vote thereon.

* * *

ARTICLE V

MISCELLANEOUS

* * *

SECTION 6. *Amendments*

These Regulations may be amended (i) to the extent permitted by Chapter 1701 of the Ohio Revised Code, by the Directors, or (ii) by the affirmative vote of the holders of record entitled to exercise a majority of the voting power on such proposal~~,~~ if such proposal has been recommended by a ~~two-thirds~~ vote of the Directors then in office as being in the best interests of the Corporation and its shareholders~~, or by the affirmative vote, at a meeting, of the shareholders of record entitled to exercise two-thirds of the voting power on such proposal, or by the affirmative vote or approval of, and in a writing or writings signed by, all the shareholders who would be entitled to notice of a meeting of the shareholders held for such purpose, which writing or writings shall be filed with or entered upon the records of the Corporation.~~.